Exhibit 107

Calculation of Filing Fee Tables

SC TO-I
(Form Type)

Cedar Realty Trust, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Value(1)	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$9,000,000	0.00014760	$1,328.40	(2)
Fees Previously Paid	—		—
Total Transaction Value	$9,000,000
Total Fees Due for Filing			$1,328.40	(2)
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$1,328.40	(2)

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(1)      Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the Registrant’s offer to purchase up to an aggregate amount paid of $9,000,000 of shares of the Registrant’s 6.50% Series C Cumulative Redeemable Preferred Stock.

(2)      Calculated at $147.60 per $1,000,000 of the Transaction Value in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2024.